BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (March 30, 2006)— Bridgestone Corporation (the "Company") announced today that its Board of Directors resolved at a meeting today to issue Stock Acquisition Rights as detailed below pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Company's General Shareholders' Meeting held earlier in the day.

1. Issue date of Stock Acquisition Rights
   April 28, 2006

2. Number of Stock Acquisition Rights to be issued
   280

3. Issue price of Stock Acquisition Rights
   Gratis

4. Class and number of shares subject to Stock Acquisition Rights
   280,000 shares of common stock of the Company, in lots of 1,000 shares

5. Price for the exercise of Stock Acquisition Rights
   To be determined on April 28, 2006

6. Total value of the Company's shares to be issued or transferred on exercise of Stock Acquisition Rights
   To be determined on April 28, 2006

7. Issue of certificates for Stock Acquisition Rights

Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Company to issue such certificates of Stock Acquisition Rights.

8. The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest one (1) yen.

9. Persons to whom Stock Acquisition Rights will be allocated

78 persons: 10 directors and 68 employees of the Company

Additional Information

1. Date of the meeting where the Board of Directors adopted the agendum for presentation to the General Shareholders' Meeting

February 17, 2006

2. Date of approval of the agendum at the General Shareholders' Meeting

March 30, 2006

3. Period during which Stock Acquisition Rights may be exercised

April 1, 2008 to March 31, 2013

※Although the number of Stock Acquisition Rights approved by the Company's General Shareholders' Meeting was 300 lots, the issuance of stock acquisition rights will be completed as of 280 issues.

###